

June 30, 2011

Kenneth J. Kay
Chief Financial Officer
Las Vegas Sands Corp.
3355 Las Vegas Boulevard South
Las Vegas, NV 89109

>   **Re: Las Vegas Sands Corp.**
>   **Form 10-K for Fiscal Year Ended**
>   **December 31, 2010**
>   **Filed March 1, 2011**
>   **File No. 001-32373**

Dear Mr. Kay:

We have reviewed your response letter dated June 15, 2011 and have the following additional comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments.

Form 10-K

Financial Statements

Notes to Consolidated Financial Statements

Note 14 – Commitments and Contingencies

Litigation, page 109

1.   We note your response to our prior comment three. It does not appear that you have provided any insight as to why management is unable to determine the probability of the outcome or the range of reasonably possible loss. As such, please provide to us the specific facts and circumstances of this case that has prohibited management from assessing the probability of the outcome or range of reasonably possible loss. Within your response, please address management's inability to determine the probability or estimate range of loss given the totality of the historical information available, including the initial award.

        You may contact Jennifer Monick, Senior Staff Accountant, at 202-551-3295 or me at 202-551-3629 if you have questions.

                                        Sincerely,

                                        Kevin Woody
                                        Branch Chief